Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

UPDATE ON QUALIFICATION OF COMPANY SECRETARY AND

CHANGE OF JOINT COMPANY SECRETARY AND PROCESS AGENT

UPDATE ON QUALIFICATION OF COMPANY SECRETARY

References are made to (i) the waiver (the “Waiver”) granted to the SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with the requirements of Rules 3.28 and 8.17 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) in relation to the qualification of Ms. Qu Cong (“Ms. Qu”) to act as a joint company secretary of the Company (the “Joint Company Secretary”) for the period from December 30, 2022 to December 29, 2025 (the “Waiver Period”), on the condition that Ms. Qu would be assisted by Ms. So Shuk Yi Betty (“Ms. So”), who possesses the qualifications required under Rule 3.28 of the Listing Rules, during the Waiver Period; and (ii) the announcement of the Company dated May 30, 2023 in relation to, among other things, the change of Joint Company Secretary and an authorized representative of the Company under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) for the acceptance of service of process and notices in Hong Kong (the “Process Agent”) from Ms. So to Mr. Cheng Ching Kit (“Mr. Cheng”), and the grant of a new Waiver for the period from May 30, 2023 to December 29, 2025.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that the Stock Exchange has confirmed that Ms. Qu meets the qualification to act as the company secretary of the Company under Rule 3.28 of the Listing Rules.

CHANGE OF JOINT COMPANY SECRETARY AND PROCESS AGENT

The Board hereby announces that Mr. Cheng has tendered his resignation as a Joint Company Secretary and the Process Agent of the Company, with effect from March 31, 2026. Mr. Cheng has confirmed that he has no disagreement with the Board, and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company and the Stock Exchange.

The Board further announces that Ms. Oh Sim Yee (“Ms. Oh”) has been appointed as a Joint Company Secretary and the Process Agent of the Company with effect from March 31, 2026.

1

The biographical details of Ms. Oh are set out as follows:

Ms. Oh is an assistant manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 12 years of experience in the corporate secretarial field. She has been an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom since 2017. In addition, she holds a Bachelor of Business Degree in Accounting from the Victoria University, Australia.

The Board would like to take this opportunity to express its gratitude to Mr. Cheng for his contribution to the Company during his tenure of service and welcome Ms. Oh on her new appointments.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, March 31, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

2